April 16, 2010

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E
Washington, D.C. 20549-4561
Attention: Mr. Eric Envall

Re:	Community West Bancshares, Goleta, California
Pre-Effective Amendment No. 1 to Form S-1 (File No. 333-165817)

Dear Mr. Envall:

Community West Bancshares., a California corporation (the “Company”), is submitting this letter in response to your letter to Ms. Lynda J. Nahra dated April 7, 2010, regarding the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2010 (the “Registration Statement”). Contemporaneously herewith, the Company has also filed a pre-effective amendment to the Registration Statement (the “Amendment No. 1”) which amends the Registration statement and the several exhibits attached thereto to address the comments contained in your letter.

In addition to responding to the Commissions comments on the Registration Statement, the Registration Statement has also been revised to indicate that questions regarding the Rights Offering and the Public Offering of the Debentures should be directed to the information agent for the Offering, Georgeson Inc., 199 Water Street – 26th Floor, New York, New York 10038, at (866) 203-9357, Monday through Friday (except bank holidays), between 9:00 a.m. and 6:00 p.m., Eastern Time and on Saturday between 10:00 am-4:00 p.m. Eastern Time. Corresponding changes have also been made to Exhibits 4.4, 4.5, 4.6, 4.7 and 4.8, which are attached to the Amendment No. 1.

Please note that the following corresponds to the numbered items listed in your comment letter (capitalized terms not otherwise defined herein shall have the same meanings ascribed to them in the Registration Statement, as amended) (all page references below correspond to the Amendment No. 1).

Securities Exchange Commission
April 16, 2010

Registration Statement on Form S-1 filed March 31, 2010
General

1.
You disclose that you will issue and sell any additional $600,000 Debentures pursuant to your Rounding-Up Privilege to satisfy ail excess subscriptions. Please tell us why you have not registered these additional Debentures and the corresponding amount of your common stock issuable upon their conversion in your Registration Statement.

Response:

The Amendment No. 1 amends the Registration Statement to register the additional $600,000 in principal amount of Debentures that may be issued to accommodate all shareholders of the Company who exercise their Basic Subscription and Rounding-Up Privileges in order to satisfy all excess subscriptions. In addition, the Amendment No. 1 amends the Registration Statement to register an additional 200,000 shares of the Company’s no par value common stock that may be issued upon conversion of this additional $600,000 in principal amount of Debentures at $3.00 per share. The registration fee has been recalculated to include the registration of these additional securities and the difference has been paid concurrent with the filing of the Amendment No. 1.

Questions and Answers About The Offering, page 1
General

2.	Include a separate Q/A titled “What if the Company issues an interest payment?” or similar language that describes to the reader the impact of you missing an interest payment on the Debentures.

Response

The Amendment No. 1 includes a separate Question and Answer section entitled “What if the Company misses an interest payment?” which describes the impact of the Company missing an interest payment on the Debentures. This new section appears on page 2 of the Amendment No. 1. This discussion is reprinted below for your convenience.

“Q:	What if the Company misses an interest payment?

A:
Interest payments on the Debentures will be calculated through the last day of each calendar quarter and are payable quarterly by January 15, April 15, July 15 and October 15 of each year. An event of default under the Debentures with respect to the failure to pay interest when due does not occur unless we fail to pay interest for two successive quarters and such failure does not result from our compliance with any law, regulation, policy, pronouncement, statement or action of any regulatory agency with authority over the Company or the Bank. Therefore, there is the potential that we will not make interest payments on the Debentures if we are prohibited from doing so or the failure to make interest payments when due results from our compliance with any such law, regulation, policy, pronouncement, statement or action of any regulatory authority. In addition, during the period that we do not make any such interest payments, the missed interest payments will not accrue interest.”

Securities Exchange Commission
April 16, 2010

Q: What is a Subordinated Debenture?

3.
Disclose here and elsewhere throughout the document what your payment obligations are going forward with respect to your $15.6 million Series A Fixed Rate Cumulative Perpetual Preferred Stock outstanding to the U. S. Treasury.

Response

The Amendment No. 1 includes a revised discussion that responds to the question “Q: What is a Subordinated Debenture?” of the Question and Answer section of the Registration Statement. This discussion now addresses the Company’s payment obligations going forward with respect to its $15.6 million in outstanding Series A Preferred Stock issued to the U.S. Treasury. This revised discussion appears on page 1 of the Amendment No. 1. The Company’s payment obligations to the U.S. Treasury under the terms of the Series A Preferred Stock has also been more clearly disclosed on page 9 of the Amendment No. 1 under the section entitled “PROSPECTUS SUMMARY – The Debentures – Subordination,” on page 16 of the Amendment No. 1 under the section entitled “RISK FACTORS - The Debentures are junior to our other indebtedness, and our holding company structure effectively subordinates any claims of our subordinated Debenture holders against us to those of the Bank’s creditor,” and on page 17 of the Amendment No. 1 under the section entitled “RISK FACTORS - We are a holding company, and we may not have access to the cash flow and other assets of the Bank that may be needed to make payments principal and interest on the Debentures,” and on page 34 of the Amendment No. 1 under the section entitled “DESCRIPTION OF THE DEBENTURES – Subordination.” This discussion, as now revised, is reprinted below for your convenience.

“Q:	What is a Subordinated Debenture?

A:
A Debenture is our promise to repay your principal investment plus accrued but unpaid interest on the maturity date of the Debenture. The Debentures are our general unsecured obligations and are subordinated in right of payment to all of our present and future senior indebtedness. Subordinated means that if we are unable to pay our debts as they come due, all of the senior indebtedness would be paid first, before any payment would be made on the Debentures. As of December 31, 2009, while we did not have any debt outstanding that ranks equal with or senior to the Debentures, however, the Company did have $15,600,000 of Series A Fixed Rate Cumulative Perpetual Preferred Stock outstanding to the U.S. Treasury (the “Series A Preferred Stock”) which ranks senior to the Debenture. Under the terms of the Series A Preferred Stock, the Company is obligated to make quarterly dividend payments to the U.S. Treasury at the annual dividend rate of 5% per annum or $780,000 until the fifth anniversary of the issuance date (December 19, 2013) which payment obligation ranks senior to our obligations under the Debentures. The dividend rate increases to 9% or $1,404,000 per year after that date.

Securities Exchange Commission
April 16, 2010

We expect to incur additional debt in the future, including, without limitation, the Debentures offered pursuant to this prospectus.”

Q: How is interest calculated and paid to me?

4.	Please indicate here and elsewhere as appropriate when you anticipate closing the transaction and therefore, when you anticipate making your first interest payment on the Debentures.

Response

The Amendment No. 1 includes a revised discussion that responds to the question “Q: How is interest calculated and paid to me?” of the Question and Answer section of the Registration Statement. This discussion now clearly discloses the anticipated closing date of the Rights Offering and of the Public Offering, and, therefore, the anticipated date that payments under the Debentures will be due and payable to the holders thereof. This revised discussion appears on page 1 of the Amendment No. 1. The discussion appearing on page 23 of the Amendment No. 1 under the section entitled “THE OFFERING - Offering Expiration Dates has also been revised to clearly disclose the anticipated closing dates of the Rights Offering and of the Public Offering, and, based on these closing dates, the anticipated date that the Company will first make interest payments on the Debentures. This discussion as now revised, is reprinted below for your convenience.

“Q:	How is interest calculated and paid to me?

A:
The interest rate is 9% per annum, based on a 365-day year and actual days elapsed. Interest earned on the Debentures is calculated through the last day of each calendar quarter (i.e., December 31, March 31, June 30 and September 30) and payable quarterly on January 15, April 15, July 15 and October 15 of each year the Debenture remains outstanding. However, if any payment of principal or interest becomes due on a day that is not a business day, we will make payment on the next succeeding business day. We anticipate closing the Rights Offering on or about [45 DAYS FROM EFFECTIVE DATE], and closing the Public Offering on or about [60 DAYS FROM EFFECTIVE DATE] (unless it is extended) and consequently, we expect to begin making interest payments on the Debentures on July 15, 2010 for interest accrued on the Debentures through the period ended June 30, 2010.”

Securities Exchange Commission
April 16, 2010

Q: What will you do with the proceeds raised in the Offering?

5.
Amend this section to include the disclosure you made under “Use of Proceeds” on page 8 to indicate that you anticipate retaining $2 million of the net proceeds in order to meet your payment operations under the Debentures and to support your ongoing operations.

Response

The Amendment No. 1 includes a revised discussion that responds to the question “Q: What will you do with the proceeds raised in the Offering?” of the Question and Answer section of the Registration Statement. This discussion now clearly discloses that the Company anticipates retaining $2 million of the net proceeds in the Offering in order to meet interest payment obligations under the Debentures and to support the Company’s ongoing operations. This revised discussion appears on page 3 of the Amendment No. 1. This discussion as now revised, is reprinted below for your convenience.

“Q:	What will you do with the proceeds raised from this Offering?

A:
If all the Debentures offered by this prospectus are sold, we expect to receive approximately $5,875,000 in net proceeds after deducting all costs and expenses associated with this Offering. We intend to use the net proceeds from the offering of the Debentures for general working capital and administrative expenses. While we intend to downstream $3,875,000 of the net proceeds to the Bank to support its ongoing operations, and retain the remaining $2,000,000 at the Company to permit the Company to meets its payment obligations under the Debentures and support the ongoing operations of the Company, our management will have broad discretion in the application of the net proceeds and shareholders and potential investors will be relying upon the judgment of our management regarding the application of these proceeds. We reserve the right to change the use of these proceeds. See “USE OF PROCEEDS” herein.”

Risk Factors
We are a holding company,… page 16

6.
Revise this Risk Factor to disclose, as of the most recent practicable date, the amount of dividends that the Bank may pay to you. In addition, disclose your annual interest obligations or all debt currently outstanding at the holding company level or that is the holding company’s responsibility. In addition, delete the “we cannot assure you” language as the real risk is not your inability to guarantee something, but the negative consequence itself. Finally, disclose whether there are any regulatory restrictions that would prevent the payment of interest on the Debentures as of the most recent practicable date.

Securities Exchange Commission
April 16, 2010

Response

The Amendment No. 1 includes the revised risk factor entitled “We are a holding company, and we may not have access to the cash flow and other assets of the Bank that may be needed to make payments principal and interest on the Debentures.” This risk factor as revised now clearly discloses: (i) the amount of dividends payable on the Company’s outstanding Series A Preferred Stock as of December 31, 2009; (ii) the amount available to the Bank to pay dividends to the Company as of December 31, 2009; and (iii) whether there are currently any regulatory limitations o restrictions in place that prevent the Company from making interest payments on the Debentures. This risk factor as now revised, is reprinted below for your convenience.

“We are a holding company, and we may not have access to the cash flow and other assets of the Bank that may be needed to make payments principal and interest on the Debentures.

There is no sinking fund for retirement of the Debentures at or prior to their maturity. As of December 31, 2009, the Company had $15.6 million of Series A Preferred Stock outstanding which currently pays an annual dividend rate of 5% or $780,000 per year, which rate will increase to 9% or $1.4 million per year following the fifth anniversary of the issuance date (December 19, 2013). The Series A Preferred Stock has no maturity date and ranks senior to the Debentures. Although all our business is conducted principally through the Bank, the Bank is not obligated to make funds available to us for payment of principal and interest on the Debentures. Accordingly, our ability to make payments on the Debentures is dependent on the earnings and the distribution of funds from the Bank. As of December 31, 2009, the Bank did not have a net income and did not have sufficient retained net income for the preceding two years from which it could legally pay dividends to the Company absent the prior approval of the Bank’s primary federal banking regulator.   The Company intends to retain $2,000,000 of the net proceeds from this Offering (assuming an aggregate of $6,000,000 in principal amount of Debentures is sold) to permit the Company to meet its interest payment obligations under the Debentures. If the Bank cannot pay us dividends for any reason, we may be unable to make the principal and interest payments on the Debentures as they come due. We cannot assure you that we will have access to cash flows sufficient to fund such payments when due. Further, our ability to receive dividends from the Bank is subject to extensive government regulation. The Debentures are subordinated and unsecured obligations of ours. As a result, if we are unable to pay the Debentures at their maturity, your ability to recover the principal amount of the Debentures and any outstanding interest may be limited. As of the date hereof, we are not aware of any current or pending regulatory limitations on our ability to make interest payments on the Debentures when due other than as described herein.”

Securities Exchange Commission
April 16, 2010

Exhibit 5.1
Legal Opinion

7.	Please revise your legal opinion to state that the Debentures are your legally binding obligation rather than being validly issued, fully paid and non-assessable.

Response

The legal opinion has been revised to state that the Debentures, when issued and sold in the manner described in the Registration Statement, will be the legally binding obligation of the Company.

In connection with our response to your letter, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact the undersigned at (805) 692-5821).

Very truly yours,

/s/ Charles G. Baltuskonis

Charles G. Baltuskonis
Executive Vice President and Chief Financial Officer

cc:	William R. Peeples, Chairman of the Board of Directors, Community West Bancshares
Lynda J. Nahra, President and Chief Executive Officer
Arthur A. Coren, Esq.; Horgan, Rosen, Beckham and Coren, LLC
Khoi D. Dang, Esq., Horgan, Rosen, Beckham and Coren, LLC